COMMERCIAL LEASE AGREEMENT
MCCI AS A TENANT

THIS COMMERCIAL LEASE AGREEMENT ("Lease") made as of this 13th day of October is by and between **PHILADELPHIA SUBURBAN DEVELOPMENT CORPORATION** ("Landlord") and **METALLIC CERAMIC COATINGS, INC.** ("Tenant").

RECITALS

WHEREAS, Landlord owns a building located at 100 Ross Road, King of Prussia, PA consisting of approximately seventy thousand (70,000) square feet (the "Building"); and

WHEREAS, Tenant desires to operate and conduct a business office in part of the Building; and

WHEREAS, Landlord desires to lease a certain portion of the Building to Tenant upon the terms and conditions of this Lease.

NOW THEREFORE in consideration of the rents, covenants and agreements herein contained, and intending to be legally bound, the parties hereby agree as follows:

1.   **DEMISE/TERM/RENT**.

(a)   Landlord hereby leases to Tenant and Tenant leases from Landlord approximately five thousand (5,000) square feet located on the first floor of the Building commonly referred to as (the "Suite"), including access and use of any common -------- areas, including ten (10) parking spaces for the Building, (collectively the "Premises") for an initial term of five (5) years, to commence as of January 1, 2006 (the "Effective Date") and to end at midnight on December 31st, 2010 ("Initial Term"). Tenant shall pay Landlord the annual minimum rent of Sixty Five Thousand Dollars ($65,000) which is payable in monthly installments of Five Thousand Four Hundred Sixteen Dollars ($5,416) (the "Rent") to be paid in advance on the first day of each calendar month during the Initial Term and any Renewal Term, as defined below. The Rent shall be inclusive of only all common areas maintenance services, elevator maintenance, window cleaning, and snow removal.

(b)   Tenant agrees to place all utilities, including but not limited to telephone, gas, and electric in its name and timely pay any such amounts owed to the appropriate utility company as well as placing in its own name housekeeping in the Suite, hazardous waste removal, cable, and internet access. To the extent that any utility cannot be placed in Tenant's name Landlord shall provide a separate meter for the Suite and shall charge Tenant for such use based on meter readings at the rate the Tenant would have paid had such service been obtained directly from the utility company or, if lower, such rate as Landlord may obtain.

2.   **USE AND OCCUPANCY**. The Premises shall be used and occupied by Tenant for the sole purpose of operating a business office and conducting activities reasonably related thereto. During the Initial Term and any Renewal Term hereof, Tenant shall operate the business for which the Premises is leased in a professional manner and in accordance with all applicable laws and regulations. Landlord further represents to Tenant that the Building and the Premises are zoned for operation of a business office and otherwise are and shall remain throughout the Initial Term and any Renewal Terms, and at Landlord's own expense, in compliance with all laws, regulations and rules applicable to the Building and Premises including the American With Disabilities Act and the accessibility guidelines issued thereunder. In the event the Building or the Premises is not in compliance, and Landlord fails to bring the Building and Premises in compliance within sixty (60) days of the commencement of the Lease, Tenant shall have the

option to make such alterations, repairs, replacements and deduct their related expense from the rent under the Lease.

3. **END OF TERM TERMINATION BY NOTICE.**

Except as provided for in Paragraph 1, Landlord or Tenant may terminate this Lease at end of the Initial Term or any Renewal Term by giving to the other party written notice of termination at least one hundred and twenty (120) days prior to the end of the term then in effect. Upon completion of the Initial Term or any Renewal Term, this Lease shall automatically renew for an additional one (1) year term ("Renewal Term") unless sooner terminated as provided for herein. If neither party terminates the Lease as aforesaid, the Landlord may, increase the Rent upon ninety (90) days written notice an amount equal to the lesser of the increase in the Consumer Price Index during the immediately preceding term for the Philadelphia Metropolitan Statistical Area or four percent (4%) of the then current rent. Within thirty (30) days of receiving such notice, Tenant may terminate this Lease in writing. If Tenant fails to terminate this Lease with the thirty (30) day period, the Lease shall then automatically renew for an additional one (1) year period with the increased Rent.

4. **COVENANT TO PAY RENT AND ADDITIONAL RENT.** Tenant shall pay to Landlord, without any prior demand, the Rent and all other sums which become due by Tenant under this Lease. All such other sums, if any, shall be payable as Additional Rent, which are due and payable within thirty (30) days or Tenant's receipt of an undisputed invoice.

5. **EXPENSES, FEES AND LATE CHARGES.** If Tenant defaults under this Lease, Landlord may, upon fifteen (15) days written notice to Tenant, correct the default on behalf of Tenant. If the Landlord, by reason of such default, is required or elects to pay any such sum of money or incurs any obligations for the payment of money, including but not limited to, court costs and reasonable attorneys' fees in instituting, prosecuting or defending any action or proceeding, such amounts together with interest equal to one and one half percent (1 ½%) and all rent costs and damages, shall be charged to Tenant as Additional Rent.

6. **REAL ESTATE TAXES.** During the Initial Term of this Lease and any Renewal Term, the Landlord shall be responsible for any and all Taxes which are presently or may hereafter become due on or with respect to the Building and the Premises. "Taxes" shall mean all real estate taxes and assessments, including but not limited to, general or special, ordinary or extraordinary, foreseen and unforeseen, imposed upon the Premises, and any existing or future improvements to the Building and the Premises. If, due to a change in the method of taxation, any franchise, income, profits or other tax is levied or imposed on the Building or the Premises in lieu of the Taxes, such other tax shall be considered included in the above definition of "Taxes." Landlord shall have the right to appeal any such taxes on its behalf and Tenant shall reasonably cooperate with any such appeal.

7. **TENANT'S FURNITURE, FIXTURES AND EQUIPMENT.** Tenant shall supply all furniture, fixtures and equipment ("FF&E") which are required for the operation of Tenant's business office on the Premises and Tenant shall be solely responsible for maintenance and repair of FF&E. All FF&E (and replacements thereof) shall at all times be owned solely by Tenant. Upon the expiration of this Lease, Tenant shall promptly remove all FF&E and promptly restore the Premises, at Tenant's costs, to the condition in which it existed prior to Tenant's use and occupancy of the Premises, normal wear and tear and Paragraph 13 excepted.

8.   **INSURANCE.** At all times during the term of this Lease, the parties shall maintain the following insurance policies, or be self-insured with sufficient funds to fulfill their respective obligations hereunder:

(a)   Landlord, at its cost, shall obtain and maintain at all times during the Initial Term and any Renewal Term, insurance with respect to property damage, fire and extended coverage and other forms of casualty insurance for damage to the Building, in an amount equal to the full replacement cost of the Building;

(b)   Tenant shall provide general liability insurance with minimum coverage amounts of One Million Dollars ($1,000,000) on account of bodily injuries to or death of one or more persons as a result of any one disaster or occurrence and Three Hundred Thousand Dollars ($300,000) on account of damage to property, as well as such other business insurance as is customarily maintained by businesses in general; and list Landlord as certificate holder and additional named insured.

(c)   Tenant shall maintain professional liability (or malpractice) insurance on itself and those professionals rendering services on behalf of Tenant in the Premises with such coverage limits as required by law;

(d)   Tenant shall also carry casualty insurance with respect to Tenant's property and FE&E place or stored on the Premises; and

(e)   Upon request of the other party from time to time, Landlord/Tenant shall provide to such party proof of the insurance coverages required by this Paragraph 8.

9.   **COVENANTS OF TENANT.** In addition to any other covenants and agreements of Tenant contained herein, Tenant covenants and agrees that Tenant shall at its cost, during the Initial Term and any Renewal Term hereof:

(a)   Store all trash, garbage and refuse materials from its business in bins or other containers in a safe and sanitary manner in an area designated by Landlord on or about the Premises. The cost of the removal of Tenant's trash, garbage and refuse material, except any hazardous materials, is covered under the Rent; assuming a normal office load of trash. Any additional trash load will be reimbursed to the Landlord.

(b)   Comply with all requirements of public authorities and with the terms of any state or Federal statute or local ordinance, regulation or other requirement applicable to Tenant with respect to Tenant's use of the Premises, whether presently in force or herein after enacted.

(c)   Keep the Premises in a neat and clean condition at all times, including doors, fixtures, windows and plate glass in a safe, neat and clean condition at all times and notify Landlord of any insects, vermin and other pests. Tenant is then responsible for exterminating such insects, vermin and other pests.

(d)   Not use the Premises for lodging purposes;

(e)   Not advertise or conduct an auction, fire, bankruptcy and/or going-out-of-business sale in the Premises;

(f)   Not use the plumbing facilities and fixtures in the Premises for any purpose other than that for which they were constructed and refrain from disposing of any damaging or injurious substance therein;

(g) Not install any locks on the doors of the Premises that cannot be opened with the Landlord's master key unless Landlord is provided with a copy of the key for such lock; and

(l) Not transport, use store, maintain, manufacture, handle, dispose, release or discharge any "Hazardous Material", as defined below, on the Premises, or permit Tenant's employees, agents, contractors to engage in such activities on the Premises. Nothing herein shall prohibit Tenant from transporting to and from, and use, store, maintain and handle within the Premises substances used in Tenant's ~~medical practice~~ [business, including R.&D.], providing such substances shall be used, maintained, transported and disposed of in accordance with all applicable laws, regulations and ordinances and manufacturers' instructions. Upon the expiration or termination of this Lease, Tenant shall at its sole expense, completely and properly and lawfully remove all such substances from the Premises. Tenant shall be solely responsible for any clean-up, removal or remediation required as a result of any release or discharge of Hazardous Material on or about the Premises. The term "Hazardous Material" shall mean any chemical, substance, material, waste or component thereof which is now hereafter listed, defined or regulated as a hazardous or toxic chemical, substance, material or waste or component thereof by any federal, state or local governing or regulatory body having jurisdiction over the Premises.

10. **BILLS AND NOTICES**. Any notice, demand or communication (each called a "notice") required hereunder shall be deemed sufficiently given if in writing and sent by registered or certified mail, postage prepaid, return receipt requested to the following addresses:

If to Landlord:
Philadelphia Suburban Development Corporation
100 Ross Rd, Suite 201
King of Prussia, Pa,
~~Attention: Mark R. Nicoletti, Vice President~~

If to Tenant:
MCCI
55 East Front St.
Bridgeport ,PA 19405

11. **RETURN OF KEYS**. All keys to the Premises or any property of the Landlord shall be returned by Tenant to Landlord upon the expiration or termination of this Lease.

12. **ASSIGNMENT AND SUBLETTING.** Tenant may not assign, transfer or sublet this Lease without obtaining the prior written consent of Landlord. Landlord may not assign, transfer its right or obligations under this Lease without the prior written consent of the Tenant. Any involuntary assignment, transfer or subletting, by operation of law or otherwise, not agreed to in advance by Tenant shall constitute a breach by Landlord of this Lease. Consent required by either party hereunder shall not be unreasonably withheld.

13. **ALTERATIONS**. Tenant shall not make, or permit to be made, any alteration or any improvements (including signs) to the Premises greater than One Thousand Dollars ($1,000) without Landlord's prior written consent, which shall not be unreasonably withheld. All such alterations and improvements shall be made in accordance with applicable laws and regulations. At Tenant's option, all alterations or improvements to the Premises made by or on behalf of Tenant shall become the property of Landlord in whole or in part, and shall remain on with the Premises, upon expiration or termination of this Lease or Tenant may remove such items, in which case Tenant shall restore the Premises to the condition in which they existed prior to Tenant's occupancy hereunder, reasonable wear and tear excepted.

14. **RELEASE OF LANDLORD/TENANT**.

(a)   Landlord, Landlord's shareholders, directors, officers, employees and agents shall not be held responsible for, and are hereby relieved and released from, and Tenant hereby agrees to indemnify and hold harmless Landlord, Landlord's shareholders, directors, officers, employees, and agents, from all liability (including reasonable attorney fees) by reason of any death, injury, loss or damage suffered by Landlord, and its agents, employees or invitees, or to the property of Landlord occurring on or about the Premises, including but not limited to any common areas, sidewalks, elevators and parking facilities, due to Tenant's negligence or Tenant's breach of its duties hereunder unless such death, injury, loss or damage is a result of Landlord's negligence or breach of any of Landlord's duties hereunder.

(b)   Tenant, Tenant's shareholders, directors, officers, employees and agents shall not be held responsible for, and are hereby relieved and released from, and Landlord hereby agrees to indemnify and hold Tenant, Tenant's shareholders, directors, officers, employees or agents harmless from all liability (including reasonable attorneys fees) by reason of any death, injury, loss or damage suffered by Tenant or any other person or the property of Tenant or any other person occurring in, or about the Premises, or any portion thereof including, but not limited to, any common areas, sidewalks, elevators and parking facilities due to Landlord's negligence or breach of any of Landlord's duties hereunder unless such death, injury, loss or damage is a direct result of Tenant's negligence or breach of any of Tenant's duties hereunder.

15.   **CARE OF PREMISES: REPAIRS**. During the Initial Term and any Renewal Term hereof, the parties agree Tenant shall keep the Premises in good order and condition, ordinary wear and tear excepted. Notwithstanding the foregoing, the parties agree that:

(a)   Landlord shall maintain in good condition (i) the structural portions and other improvements that are a part of the Premises, the Building and any parking areas, such structural parts include the foundations, load-bearing and exterior walls, sub-flooring and roof; (ii) all utilities and the connections thereto including without limitation the electrical, plumbing (including in part hot water heaters), and sewage systems; (iii) window frames, gutter, and downspouts on the Building and other improvements that are a part of the Premises; and (iv) heating (including without limitation HVAC), ventilation and air-conditioning systems servicing the Premises and the Building.

(b)   Landlord shall repair the Building and the Premises if they are damaged by: (i) causes which Tenant has no control; (ii) acts or omissions of Landlord, or its authorized representatives; or (iii) Landlord's failure to perform its obligations under this paragraph.

(c)   Tenant shall repair the interior of the Premises, partitions, and glass damaged due to the negligence of Tenant, its agents or employees.

16.   **DAMAGE OR DESTRUCTION BY FIRE OR OTHER CAUSES**.

(a)   If the Premises is totally destroyed or so damaged by fire or other cause, that, in the reasonable opinion of the parties, the Premises cannot be repaired and restored within one hundred and twenty (120) days from such fire or other casualty, this Lease shall terminate and the rent for the balance of the then term shall abate from the date of the fire or casualty. Either party, within thirty (30) days after such fire or casualty shall give the other party written notice of the termination of this Lease, and this Lease shall terminate on the tenth (10th) day following the receipt of such notice.

(b)   If the damage caused to the Premises is such that the Premises can be restored to a reasonably similar condition within one hundred and twenty (120) days, Landlord, at its sole cost and option, may restore the Premises (but not the contents of the Premises thereof) and Landlord reserves the right to enter upon the Premise for that purpose. Landlord also reserves the right to enter upon the Premises when necessary to repair damage caused by fire or other cause even if the effect of such entry may render the Premises untenable. In either event, the rent due hereunder shall be apportioned and suspended during the time Landlord is in possession of the Premises for purposes of making such repairs, taking into account the proportion of the Premises rendered untenable and the duration of the Landlord's possession.

17.   **CONDEMNATION**. If the whole or any part of the Premises are taken or condemned by any competent authority for any public or quasi-public use or purpose, this Lease shall terminate as of the date of title vesting in such authority. Upon such taking or condemnation, Tenant shall have the right to petition the taking authority for its relocation and other similar expenses, including reasonable business interruption costs.

18.   **ACCESS TO PREMISES**.

(a)   Tenant shall permit Landlord or any other person authorized by Landlord, upon reasonable notice, to install, use and maintain ducts and conduits in and through the Premises as reasonably necessary for the benefit of the Premises. Additionally, Tenant shall permit Landlord or Landlord's agents, upon reasonable notice, to enter the Premises at all reasonable times (and in an emergency at any time) to inspect the Premises and to make such repairs, replacements, improvements or additions and to perform such other functions relating to maintenance and repair of the Premises as Landlord may deem necessary with as little disruption to Tenant's occupancy as is reasonable under the circumstances. Landlord shall make a good faith effort to conduct such inspections, repairs, replacements, improvements and additions after or before Tenant's normal business hours. Neither Landlord or Landlord's agents shall in any event be liable for inconvenience, disturbance or damage unless such entry by Landlord unreasonably interferes with Tenant's business or its use and quite enjoyment of the Premises for more than five (5) business days, whereupon the rent shall abate hereunder until Landlord completes all required maintenance, repairs, replacements, improvements or additions and vacates the Premises. No such entry by Landlord or Landlord's agents shall constitute or be deemed to be a basis for an eviction by Landlord, in whole or part, actual or constructive.

(b)   If Tenant is not personally present to open and permit entry into the Premises pursuant to this Paragraph 18, Landlord when necessary in its reasonable judgment, may enter Premises by a master key without rending Landlord or Landlord's agent liable thereof.

19.   **SURRENDER OF PREMISES AT END OF TERM**.   Upon the expiration of this Lease, Tenant shall vacate and surrender to Landlord the Premises, broom clean, in good order and condition, ordinary wear and tear excepted. Any property of Tenant remaining in the Premises shall be deemed abandoned by Tenant and may be retained or disposed of by Landlord in any manner that Landlord determines.

20.   **NO WAIVER**. The failure of either party to insist upon strict and/or prompt performance of any of the provisions of this Lease, and/or the acceptance of such performance thereafter, shall not constitute or be construed as a waiver of such party's rights to thereafter enforce the same in the event of any continuing or subsequent breach or default.

21.   **DEFAULT, ACCELERATION, ELECTION TO TERMINATE**.

(a) If Tenant:

(1)   fails to pay in full any undisputed installments of rent and/or any charges or expenses or costs required to be paid by Tenant within fifteen (15) days after the date when due; or

(2)   violates, fails to perform or otherwise breaks any covenant or agreement contained in this Lease and such violation or failure to perform is not cured within thirty (30) days after written notice of such breach has been delivered to Tenant; or

(3)   makes an assignment for benefit of creditors, or if a petition in bankruptcy is filed by or against Tenant or bill in equity or other proceedings for the appointment of a receiver for Tenant is filed, or if proceedings for reorganization or for composition with creditors under any state of Federal law is instituted for or against Tenant and any of the foregoing shall remain in effect for sixty (60) days.

(b) Then:

(1)   the whole balance of the rent and other charges, payments, costs and expenses herein agreed to be paid by Tenant, or any part thereof, shall be due and payable in arrears as if by the terms and provisions of this Lease said balance of rent and other charges, payments, costs and expenses were as of that date due, all discounted to present value at eight percent (8%) per annum, and if this Lease of any part thereof is assigned or if the Premises, or any part thereof is sublet, Tenant hereby irrevocably constitutes and appoints Landlord as Tenant's agent to collect the rents due by such assignee or subleasee and to apply the same to the rent due hereunder without in any way affecting Tenant's obligation to pay any unpaid balance or to become due hereunder, all discounted to present value at eight percent (8%) per annum as aforesaid; and/or

(2)   this Lease shall terminated without any right on the part of the Tenant to save the forfeiture by payment or any amount due or by other performance of any condition, term or covenant broken; and/or

(3)   if any payment under this Section 21 is not made within ten (10) business days after the date when due, Tenant shall pay a late fee of one and one half percent (1 ½ %) of the amount overdue.

(c)   If Landlord violates, fails to perform or otherwise breaks any covenant or agreement contained in this Lease and such violation or failure to perform is not cured within thirty (30) days after written notice of such breach has been delivered to Landlord, Tenant may immediately terminate this Lease.

22.   **FURTHER REMEDIES AND WAIVERS.**

(a)   In the event of any default in Paragraph 21, Landlord, or anyone acting on Landlord's behalf, at Landlord's sole option:

(1)   may exercise all rights and remedies granted or allowed landlords by any existing of future statutes, regulations and/or ordinances;

(2)   may lease the Premise or any part or parts thereof to such persons or persons as Landlord may determine for a term or terms within or beyond the term of this Lease and Tenant shall be liable for the loss of rent for the balance of the then current term, plus the reasonable costs and expenses of releasing, including without limitation, advertising, commissions, legal fees and costs, and commercially reasonable repainting and redecorating consistent with the character of the Premises. Any reentry or releasing by Landlord under the terms hereof shall be without prejudice to Landlord's claim for damages arising out of the breach of any of the covenants, terms and conditions of this Lease, as the same may be reduced by Landlord's releasing of the Premises.

(3)   if permitted by law, may reenter the Premises, and upon commercially reasonable notice of at least ten (10) business days, proceed with the sale of the goods there found, including but not limited to the FF&E, to levy the rent and/or other charges herein payable as rent.

(4)   all of the remedies herein given to Landlord and all rights and remedies given to it by law and equity shall be cumulative and concurrent.

23.   **QUIET ENJOYMENT**.   Landlord hereby represents and warrants that upon Tenant's payment of rent and performance of the covenants contained herein, Tenant shall peacefully and quietly, have, hold and enjoy the Premises and Landlord shall defend Tenant's right to the same.

24.   **CHANGE OF LAW**.

(a)   Notwithstanding any other provision of this Lease, if during the Initial Term or any Renewal Term hereof any Change of Law (defined below) results in an Adverse Consequence (defined below), the parties hereto agree to cooperate in making reasonable revisions to this Lease in order to avoid such Adverse Consequence(s). If the parties fail to agree to such revisions after forty-five (45) days following written notice by either party to the other requesting re-negotiation, then either party may terminate this Lease immediately upon written notice to the other party.

(b)   As used herein, "Change of Law" shall mean: (i) any new legislation enacted by the federal or any state government; (ii) any third party payer or any governmental agency passes, issues or promulgates any law, rule, regulation, guideline or interpretation; or (iii) any judicial or administrative body issues any order or decree.

(c)   As used herein, "Adverse Consequence" shall mean a Change of Law that prohibits, restricts, limits or otherwise affects either party's rights or obligations hereunder in a material manner or otherwise makes it desirable for either party to restructure the relationship established hereunder because of material legal consequences expected to result from such Change of Law.

25.   **TITLES FOR CONVENIENCE ONLY**. The titles appearing in connection with the various paragraphs of this Lease are for convenience only. They are not intended to indicate all of the subject matter in the text and they are not to be used in interpreting this Lease or for any other purpose in the event of any controversy.

26.   **DEFINITIONS**. Words used in the singular number shall include the plural number and words used in the plural number shall include the singular number, unless the context clearly indicates the contrary. The word "person" or "persons" shall be deemed to refer to entities of any sort as well as natural persons.

27.   **ENTIRE AGREEMENT**. This Lease contains the entire agreement between the parties hereto. The provisions of this Lease cannot be modified or amended except by written agreement between Landlord and Tenant.

28.   **VALIDITY OF PROVISIONS**. This Lease shall be deemed to have been made and shall be construed and interpreted by the courts of, and in accordance with the laws of, the Commonwealth of Pennsylvania, without regards to its choice of law provisions. If any provision of this Lease shall be declared invalid by judicial determination, or by Act of Pennsylvania Assembly, or by act of any other legislative body with authority to affect this issue, only the provision declared invalid shall be thus affected, and all other provisions shall remain in full force and effect.

29.   **SUCCESSORS AND ASSIGNS**. The provisions of this Lease shall bind and benefit the parties hereto and their respective heirs, executors, administrators, legal representative, successors and assigns, except as otherwise provided in this Lease.

30.   **IDENTITY OF LANDLORD/TENANT**. The term "Landlord" and "Tenant" used in this Lease to include the Landlord and Tenant named above, as well as their successors and assigns.

31.   **JOINTLY DRAFTED**. This Lease shall be deemed to be jointly drafted by Landlord and Tenant and, in the event of a dispute, shall not be construed against or in favor of either party on account of its participation in the drafting hereof.

32.   **NO BROKERS.** Landlord and Tenant each represent to the other that they have not dealt with any brokers or agents in connection with the negotiation or execution of this Lease. Landlord and Tenant each agree to indemnify and hold harmless the other from and against any and all costs, liabilities or claims for commission or other compensation by any broker or agent employed by the indemnifying party and/or who claims to have been employed by the indemnifying party in connection with the Lease of the Premises. EXCEPT- BUSHAR CORPORATION.

33.   **NO JOINT VENTURE**. Any intention to create a joint venture or partnership relationship between the parties hereto is hereby expressly disclaimed.

34.   **SANCTIONED PERSONS**. Landlord represents and warrants to Tenant that it and any of its agents, employees, officers, and representatives using the Premises under this Lease: (a) are not "sanctioned persons" under any federal or state program or law; (b) have not been listed in the current Cumulative Sanction List of the Office of Inspector General for the United States Department of Health and Human Services for currently sanctioned or excluded individuals or entities; (c) have not been listed on the General Services Administration's List of Parties Excluded from Federal Programs; and (d) have not been convicted of a criminal offense related to health care. Landlord shall immediately notify Tenant in the event that Landlord is no longer able to make such representations and warranties. Without limitation to any other rights and remedies under this Lease, afforded by law, or in equity, Tenant may immediately terminate this Lease with five (5) days written notice, without penalty, in the event that Tenant has determined that Landlord is in breach of this provision.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, this Lease has been executed by each party's duly authorized representative in multiple originals as of the day and year first written above.

TENANT:

By: _____

Michael Novakovic
President

LANDLORD:

By: _____
Name: _____Joseph J. Ferrier_____
Title: _____Vice President_____

SEE ADDENDUM

Addendum to Commercial Lease Agreements between MCCI and PSDC.

Replace: Par. 1a … ten parking spaces to 12.

Add: Par. 2 line 2. …reasonably related thereto "including ability to mix very small amounts of non flammable liquids with non hazardous materials for the purpose of developing new high temperature coatings."

~~Add: Par. 3 end. "Additionally, at the completion of 3 years tenant has the option of canceling the lease agreement with a one time payment of $50,000. At the end of the 4th year the sum will be $25,000.~~

Add: Par. 13. …The landlord will finish the premises according to the general standards established by the landlord in ~~his own occupied are~~a. THE SECOND FLOOR SUITES


WEBER/ #4
TEEL/ #4
DIRZULAITUS/ #4
4'-9¼"
9'-7"
12'-7½"
9'-8¾"
9'-8¾"
9'-8¾"
8'-7¾"
9'-8¾"
6'-0¼"
13'-2¼"
12'-8¾"
OFFICE
OFFICE
OFFICE
OFFICE
PHONE / COMPUTER FAX / COPIER MAIL ROOM
12'-1¼"
OFFICE
LOBBY
demolish column if possible
21'-11¼"
RECEPTION
TENANT
5,018 NSF
8'-6¼"
14'-4½"
OFFICE
FUTURE OFFICE
FUTURE OFFICE
34'-5¼"
13'-3¼"
5'-11¾"
8'-2"
MIXING KITCHEN/ LAB
OFFICE
10'-8¾"
STAFF LOUNGE
T.L.T.
CLOS.
4'-10¾"
4'-11"
exhaust fan
tile floor
5'
5'-5¾"
12'-1¾"
OFFICE
17'-5¾"
glass
glass glass
glass
glass glass
OFFICE
OFFICE
OFFICE
OFFICE
10'-7¾"
11'-7½"
11'-6"
9'-9¼"
T.L.T.
MIKE'S OFFICE
25'-5¼"
CONFERENCE ROOM
21'-7¼"
18'-2¼"

Looks Great!
Thank you.
[signature]
Oct 27, 05